VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

May 29, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Anne Parker, Branch Chief

Division of Corporation Finance

Re:	VTTI Energy Partners LP

Confidential Draft Registration Statement on Form F-1

Submitted April 17, 2014

CIK No. 0001605725

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2014, with respect to the Partnership’s initial confidential draft registration statement on Form F-1 submitted to the Commission on April 17, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Confidential Draft Submission No. 2 to the Registration Statement (the “Confidential Draft Submission No. 2”). We are also submitting a .pdf file of a marked copy of Confidential Draft Submission No. 2 showing all changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the unmarked copy of Confidential Draft Submission No. 2 unless otherwise indicated.

Draft Registration Statement on Form F-1

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: We acknowledge that the Staff may have additional comments once we supply any information currently omitted in the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement and update the disclosure. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus. We will also provide in future amendments updated information regarding the status of our NYSE listing application and all information in the Registration Statement that we are not permitted to omit under Rule 430A and will update our disclosure accordingly.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Neither we nor anyone authorized to do so on our behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) to potential investors. We are also not aware of any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering. We will supplementally provide the Staff with such written materials and any such research reports of which we become aware.

3.	We note that VTTI B.V. (“VTTI”) will convey its equity interests in the Operating Companies to the selling unitholder, and the selling unitholder will convey its ownership interest in the Operating Companies in exchange for your common units and subordinated units at the closing of this offering. We also note your statement that the selling unitholder may be deemed to be an underwriter with respect to the common units that it will sell in the offering. Please provide us with an analysis as to whether VTTI and the selling unitholder are underwriters with respect to this offering.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to state that VTTI and the selling unitholder are underwriters with respect to this offering. Please see the cover page and pages 135 and 177.

Summary, page 1

Summary of Conflicts of Interest and Duties, page 8

4.	You state that your general partner’s executive officers are employed by VTTI MLP Services Ltd, or VTTI Services, and will provide services to VTTI MLP Holdings Ltd. Please clarify the relationship between VTTI Services and VTTI and its affiliates. Provide us with an analysis as to whether you are required to disclose any agreements with VTTI Services under Item 7.B of Form 20-F and whether you are required to file any agreements with VTTI Services.

Response: We respectfully advise the Staff that VTTI Services is a wholly-owned subsidiary of VTTI MLP Partners B.V., the selling unitholder. Please see the updated organizational diagram on page 13. We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure accordingly to clarify the relationship between VTTI Services, VTTI and its affiliates. Please see pages 8, 139 and 140. In particular, pursuant to an administrative services agreement that we will file as Exhibit 10.3, VTTI MLP Holdings Ltd (“VTTI Holdings”) will agree to provide various administrative services to us. Pursuant to the administrative services agreement, VTTI Holdings will be permitted to subcontract certain of the administrative services provided under this agreement to VTTI Services.

Item 7.B of Form 20-F requires that the Partnership disclose all related party transactions that are material to the Partnership or the related party or any transactions that are unusual in their nature or conditions. We believe that, through the disclosure on pages 8, 139, and 140 and by filing the administrative services agreement as Exhibit 10.3, the Partnership has complied with the disclosure requirements of Item 7.B.

5.	You state that your partnership agreement limits the liability and restricts the fiduciary duties of your general partner to your unitholders, and that your partnership agreement also restricts the remedies available to unitholders. You further state that by purchasing a common unit, investors are agreeing to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement. Please clarify that notwithstanding these statements, investors are not waiving any rights they may have under the federal securities laws.

Response: We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure accordingly. Please see the disclosure on pages 10 and 142.

Simplified Organizational and Ownership Structure After this Offering, page 13

6.	In your organizational diagram, please clarify the ownership percentage between VTTI and the selling unitholder.

Response: We acknowledge the Staff’s comment and have revised the organizational diagram on page 13 accordingly.

Summary Historical Financial and Operating Data, page 19

7.	Disclosure in your submission states that your future consolidated financial statements will include VTTI Operating and the Operating Companies (as defined in your submission) as consolidated subsidiaries because you will control VTTI Operating’s assets and operations through the VTTI Operating Agreement. Please provide us with your analysis of the guidance per FASB ASC 810-10 regarding the consolidation of entities controlled by contract. Your response should also explain how you considered the guidance per FASB ASC 810-10 regarding variable interest entities.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have amended our Registration Statement to disclose that after the transactions relating to the offering are completed, VTTI MLP Holdings Ltd, a wholly-owned subsidiary of the Partnership, will control the assets and operations of VTTI MLP B.V. (“VTTI Operating”) through ownership of 51% of VTTI Operating’s voting shares, rather than contractually through an operating agreement. Please see the disclosure on pages 11, 79 and 82. VTTI Operating will be governed by its articles of association which we plan to file in a future amendment to the Registration Statement as Exhibit 3.4. We have removed all references to a VTTI Operating Agreement in the Registration Statement.

With regard to the guidance of FASB ASC 810-10 concerning variable interest entities, we respectfully submit that we do not believe that VTTI Operating or the Operating Companies will meet the criteria to be classified as variable interest entities and rather propose that the consolidation is valid under the voting interest method. Because we will indirectly own a majority of the voting shares, we may consolidate VTTI Operating and the Operating Companies according to ASC 810-10-25-6 and ASC 810-10-25-7.

Risk Factors, page 21

The NYSE does not require “foreign private issuers”. . .to comply with certain of its corporate governance requirements, page 46

8.	In this risk factor, or in a separate risk factor, disclose that your holders will not have access to the same level of information required of U.S. registrants under the Exchange Act because, as a foreign private issuer:

•	you will be exempt from the Exchange Act’s proxy statement requirements;

•	your officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Exchange Act Section 16;

•	you will not be subject to Regulation FD, which restricts the selective disclosure of material information;

•	you will not be required to file annual and interim reports under the Exchange Act as frequently or as promptly as U.S. reporting companies; and

•	even if you were to lose your emerging growth company status, you would still be able to provide reduced disclosure on certain issues, for example, regarding the annual compensation of your named executive officers, which, as a foreign private issuer, you may provide in the aggregate as long as your home country does not require the disclosure of, and you have not otherwise disclosed, the annual compensation of your executive officers on an individual basis.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on page 46.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process…, page 48

9.	In this risk factor, clarify whether an investor could find it difficult:

•	to enforce in a Marshall Islands court a U.S. court judgment based upon the civil liabilities provisions of the U.S. federal securities laws against you and your executive officers and directors; or

•	to bring an original action in a Marshall Islands court to enforce liabilities based upon the U.S. federal securities laws against you and the above persons.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure on page 49.

Cash Distribution Policy and Restrictions on Distributions, page 56

10.	Please provide a table that indicates what distributions would have been on an aggregate and per unit basis both for the four most recent fiscal quarters and for the fiscal year ending December 31, 2013.

Response: We acknowledge the Staff’s comment and respectively advise that, for the reasons discussed below, we have not provided a table indicating what distributions would have been on an aggregate and per unit basis both for the four most recent fiscal quarters and for the fiscal year ending December 31, 2013.

Pursuant to Regulation S-X Rule 11-03(a), we have provided a financial forecast in lieu of a pro forma condensed statement of income as required by Rule 11-02(b)(1). Please see our financial forecast beginning on page 65. In order to present the requested table of distributions, we would need to prepare the pro forma condensed statement of income that we have omitted. Disclosure of such a table is not explicitly required by the securities laws and would result in substantial additional time and effort to prepare.

Further, we believe that disclosure of such information is unnecessary for an understanding of our ability to make cash distributions, as we have forecasted that our cash available for distribution generated during the twelve months ending June 30, 2015, would be sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common units and subordinated units for the four quarters ending June 30, 2015. We believe such prospective information provides more benefit to investors than the requested backcast.

We have, however, revised our disclosure to state that, because we do not know what our pro forma cash available for distribution would have been for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, it is possible that such amounts may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods. Please see the additional disclosure on pages 22 and 59.

VTTI Energy Partners LP

Forecasted Cash Available for Distribution, page 65

11.	Please also provide the tabular disclosures on a quarterly basis.

Response: We acknowledge the Staff’s comment and have revised the forecasted cash available for distribution to include disclosure on a quarterly basis. Please see the disclosure beginning on page 65.

Business, page 108

Our Terminals, page 114

12.	For clarity, please consider explaining industry specific terms such as “complex blending” (page 114), “bunker” (page 116), “clearing hub” (page 116), and “hydrants” (page 118). Alternatively, expand your glossary to include definitions of such terms.

Response: We acknowledge the Staff’s comment and have expanded the glossary of the Registration Statement to include these terms. Please see the disclosure on page B-2. We respectfully advise the Staff that the term “clearing hub” has been removed from the Registration Statement.

Management, page 127

Directors and Executive Officers of VTTI Energy Partners GP LLC, page 128

13.	You state that the directors of your general partner are elected by the sole member of our general partner. Please clarify here that the sole member of your general partner is the selling unitholder, which in turn is a wholly-owned subsidiary of VTTI.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the additional disclosure on page 130.

14.	We note that you identify two executive officers of your general partner. Please clarify whether you intend to appoint more executive officers prior to your offering.

Response: We acknowledge the Staff’s comment and advise that we do not intend to appoint any more executive officers prior to the offering.

Executive Compensation, page 129

15.

We note your statement that neither you nor your general partner employ the individuals serving as your executive officers. Nevertheless, since those individuals are functioning as your executive officers, you are required to disclose their annual compensation in the aggregate if Marshall Islands law does not require executive compensation disclosure on an individual basis and their individual compensation has not otherwise been disclosed.

See Item 6.B of Form 20-F. Please supplementally advise regarding the Marshall Islands disclosure requirements concerning executive compensation and whether the individual annual compensation of your named executive officers has been disclosed in that jurisdiction. If you are eligible to provide the annual compensation of your executive officers in the aggregate, then disclose the amount of the fixed fee that you will pay VTTI MLP Holdings Ltd that pertains to the services of your named executive officers.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that Marshall Islands law does not require the Partnership to disclose compensation on an individual basis with respect to our general partner’s executive officers, and their individual compensation has not been disclosed in that jurisdiction. Please see the additional disclosure on page 132 to disclose the portion of the fixed fee that pertains to the services of our general partner’s executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 130

16.	Supplementally confirm, if true, that there are no U.S. holders of your units. See Item 7.A.2 of Form 20-F.

Response: We acknowledge the Staff’s comment and confirm that there are no U.S. holders of our common units.

17.	You state that VTTI is a joint venture between MTTI Sdn. Bhd. and Martank B.V. Please clarify how they are affiliated with MISC and VITOL.

Response: We acknowledge the Staff’s comment and advise that MTTI Sdn. Bhd. is a wholly-owned subsidiary of MISC, and Martank B.V. is a wholly-owned subsidiary of Vitol. Please see the additional disclosure in footnote (1) on page 134.

18.	For your selling unitholder, please identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by that unitholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the revised disclosure in footnote (1) on page 134.

Certain Relationships and Related Party Transactions, page 132

Agreements Governing the Transactions, page 133

Omnibus Agreement, page 134

19.	Please specify when your right of first offer to acquire VTTI’s assets expires.

Response: We acknowledge the Staff’s comment and advise that our right of first offer to acquire certain of VTTI’s assets will not expire in a determined period of time. Our right of first offer will terminate, however, upon the change of control of us or our general partner. Please see the revised disclosure on page 138.

Material U.S. Federal Income Tax Considerations, page 140

20.	This section should discuss the material tax consequences (and not just “tax considerations”) to U.S. holders regarding the ownership and disposition of your common shares under U.S. federal tax law. Revise accordingly.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the revised disclosure throughout the Registration Statement, including on page 164.

Service of Process and Enforcement of Civil Liabilities, page 176

21.	Please reconcile this disclosure with your exclusive forum provision that you describe at page 150.

Response: We acknowledge the Staff’s comment and advise that we will submit to the jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) and not to the courts sitting in the City of New York. Please see the revised disclosure on page 179.

22.	We note that your principal executive offices are located in the United Kingdom. Supplementally advise, with a view to disclosure, why you have also not addressed the difficulties, if any, of enforcing a U.S court judgment based upon the civil liability provisions of the U.S. federal securities laws, or bringing an original action to enforce liabilities under the U.S. federal securities laws, in a U.K. court against you and your officers and directors. See Regulation S-K Item 101(g).

Response: We acknowledge the Staff’s comment and agree that there may be difficulties in enforcing such a judgment or bringing such an original action. Please see the additional disclosure on pages 49 and 179.

Financial Statements, page P-1

Combined Carve-Out Balance Sheets, page F-2

23.	The amount you indicate for Property, Plant and Equipment as of December 31, 2013, $1,566.9 million, does not appear to be mathematically correct, as it does not agree with the corresponding amount presented in Note 7 – Property, Plant and Equipment to the financial statements, page F-20, which is indicated as $1,556.9 million. Accordingly, please revise your financial statements to eliminate such inconsistency, and verify the accuracy of your “Total long-term assets” subtotal on your balance sheet.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the amounts of $1,283.4 and $1,238.0 for Property, Plant and Equipment as of December 31, 2013 and 2012, respectively, provided on page F-16 and in Note 7 – Property, Plant and Equipment to the financial statements, page F-34. We respectfully verify the accuracy of the “Total long-term assets” subtotal on page F-1.

We also respectfully advise the staff that the composition of the terminals included in the Predecessor combined carve-out financial statements has changed since the first confidential submission of the Registration Statement. VTTI Cyprus Ltd, the entity that owns the terminal located at Vasiliko, Cyprus, is no longer included in the Predecessor. Also, the assets relating to the development of the second phase of our Johore terminal are no longer included in the Predecessor. “Johore Phase Two” is a development project currently under construction to add approximately 1.6 MMBbls of storage capacity and an additional berth at our Johore terminal and currently produces no revenue. Pursuant to our Omnibus Agreement which will be filed as Exhibit 10.2, we will transfer all of the assets of Johore Phase Two to VTTI in exchange for VTTI’s assumption of all liabilities associated with Johore Phase Two. Please see the additional disclosure on page 139. All periods included in the financial statements have been adjusted to reflect these changes.

Exhibits

24.	Please file all agreements required to be filed by Item 19 of Form 20-F, or revise your exhibit index to include all agreements that you intend to file as exhibits.

Response: We acknowledge the Staff’s comment and will amend the Registration Statement to file all required exhibits in a timely manner to allow the Staff sufficient time to review the exhibits and comment before we request effectiveness of the Registration Statement. In addition, we have revised the exhibit index in our Registration Statement to reflect agreements that we intend to file as exhibits.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC,
its General Partner

By:	/s/ Rubel Yilmaz
Rubel Yilmaz
Chief Financial Officer

cc:	Sean T. Wheeler (Latham & Watkins LLP)

Douglass M. Rayburn (Baker Botts L.L.P.)